Exhibit 21.1

SUBSIDIARIES

Name:	Jurisdiction of Organization
1. Endeavour Operating Corporation	Delaware
2. Endeavour Energy UK Limited	England and Wales
3. Endeavour Energy Norge AS	Norway
4. Endeavour Energy Netherlands B.V.	The Netherlands
5. Endeavour International Holding B.V.	The Netherlands
6. Endeavour Energy New Ventures, Inc.	Delaware
7. END Management Company	Delaware
8. Endeavour North Sea Limited	England and Wales
9. Endeavour Energy Luxembourg S.a.r.l.	Luxembourg